ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2010 and 2009 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, the related MD&A and the Company’s most recent Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(*) available at the SEDAR website at www.sedar.com

TABLE OF CONTENTS

1	History and Strategy	Page 2
2	Operating Performance	Page 3
3	Consolidated Financial Results	Page 12
4	Liquidity and Capital Resources	Page 18
5	Outlook	Page 24
6	Subsequent Events	Page 25
7	Changes in Accounting Policies and Critical Accounting Estimates	Page 25
8	Controls and Procedures	Page 27
9	International Financial Reporting Standards	Page 27

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

OPERATING PERFORMANCE

Q3, 2010 Highlights (Compared to Q3, 2009)

  Net Earnings were $0.1 million ($0.00 per share) compared to a net loss of $1.5 million ($0.03 per share)

  EBITDA rose 826% to $6.5 million

  Mine operating cash-flow increased 181% to $9.2 million

  Revenues increased 105% to $20.1 million

  Cash costs rose 14% to $5.93 per oz silver payable (net of gold credits)

  Silver production climbed 20% to 797,054 oz

  Gold production jumped 28% to 4,607 oz

  Silver-equivalent production rose 22% to 1,096,509 oz (65:1 silver:gold ratio and no base metals)

  Plant expansion to 1,000 tonnes per day at Guanacevi now substantially complete

  Appointed new director, Ricardo Campoy, to the Board

  Acquired three new properties and identified three new veins in the Guanacevi district

  Became debt free with conversion of $10.1 million debenture into 5.3 million units

  Launched an all-cash bid to acquire Cream Minerals Ltd.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Consolidated Production Results

Q3, 2010 compared to Q3, 2009

Silver production in Q3, 2010 was 797,054 ounces (oz), an increase of 20% compared to 661,903 oz in Q3, 2009. Gold production was 4,607 oz, an increase of 28% compared to 3,604 oz. Plant throughput was 126,599 tonnes at average grades of 265 grams per tonne (gpt) of silver and 1.45 gpt of gold as compared to 93,276 tonnes at average grades of 271 gpt of silver and 1.42 gpt of gold. The increased silver and gold production is attributable to a 37% increase in throughput at the Guanacevi mine with the slightly higher grades offset by lower recoveries and a 34% increase in throughput at the Guanajuato mine offset by a 14% reduction in grades and reduced recoveries. Consolidated silver and gold recoveries were down slightly as a result of mining material from the lower part of Porvenir Dos at the Guanacevi plant and mining a lower grade ore from the Lucero and Bolanitos mines for the plant at Guanajuato. Work is now underway increase metal recoveries back to previous levels.

Consolidated silver grades were 2% lower and gold grades were 2% higher in Q3, 2010 compared to Q3, 2009, reflecting minor variations in the ores at both Guanacevi and Guanajuato.

Q3, 2010 compared to Q2, 2010

Silver production in Q3, 2010 was 797,054 oz, a decrease of 4% compared to 826,439 oz in Q2, 2010. Gold production was 4,607 oz, an increase of 3% compared to 4,460 oz. Plant throughput was 126,599 tonnes at average grades of 265 gpt of silver and 1.45 gpt of gold as compared to 123,825 tonnes at average grades of 267 gpt of silver and 1.32 gpt of gold. The 4% decrease in silver production is primarily due to lower recoveries offset by minor increase in plant throughput at Guanajuato and the 3% increase in gold production was primarily due to increased gold grades at both Guanacevi and Guanajuato. The plant throughtput at Guanacevi fell a bit short of the expected rate because of some delays in the commissioning of the new crushing circuit. However, the Guanacevi plant expansion to 1,000 tpd is now substantially complete.

Consolidated silver grades were 1% lower and gold grades were 10% higher than the previous quarter. Consolidated silver recoveries were 5% lower and gold recoveries were 8% lower Q3, 2010 compared to Q2, 2010 reflecting slight differences in ore-types being processed at both mining operations.

YTD 2010 compared to YTD 2009

Silver production for the first three quarters of 2010 was 2,389,703 oz, an increase of 31% compared to 1,819,174 oz in the first three quarters of 2009. Plant throughput for the 2010 period was 363,387 tonnes at an average grade of 267 gpt of silver and 1.37 gpt of gold as compared to 269,345 tonnes at an average grade of 267 gpt of silver and 1.20 gpt of gold during the same period in 2009. The increase in production was due to the increase in plant throughput from both operations with Guanacevi experiencing a 38% increase and Guanajuato experiencing a 31% increase.

Consolidated silver grades were consistent and gold grades were 14% higher in the first nine months of 2010 compared to the same period in 2009, due to higher grade gold ore from both operations.

Guanacevi Mines Production Results

Q3, 2010 compared to Q3, 2009

Silver production in Q3, 2010 was 585,421 ounces, an increase of 28% compared to 457,609 oz in the Q3, 2009. Gold production was 1,545 oz, an increase of 39% compared to 1,109 oz. Plant throughput was 75,039 tonnes at average grades of 326 gpt silver and 0.77 gpt gold as compared to 54,791 tonnes at average grades of 317 gpt silver and 0.69 gpt gold. The increased silver and gold production is attributable to the 37% increase in throughput and higher silver and gold grades at the Guanacevi mine.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Silver grades increased by 3% but silver recoveries decreased by 6% in Q3, 2010 compared to Q3, 2009 and gold grades were 12% higher with gold recoveries 7% lower reflecting differences in ore-types being processed.

Q3, 2010 compared to Q2, 2010

Silver production in Q3, 2010 was 585,421 oz, a decrease of 6% compared to 622,385 oz in Q2, 2010. Gold production was 1,545 oz a decrease of 4% compared to 1,602 oz. Plant throughput was 75,039 tonnes at average grades of 326 gpt silver and 0.77 gpt gold compared to 75,701 tonnes at average grades of 332 gpt silver and 0.80gpt gold. The 6% decrease in silver production is due to a slight reduction in plant throughput, silver grades and recoveries 2% decrease in gold production is due to the slight decrease in plant throughput as well as a decrease in gold grades representing slightly different ore-types being processed. The throughput at the plant fell a bit short of the expected rate because of some delays in the commissioning of the new crushing circuit. However, the Guanacevi plant expansion to 1,000 tpd is now substantially complete.

YTD 2010 compared to YTD 2009

Silver production for the first three quarters of 2010 was 1,782,602 oz, an increase of 39% compared to 1,282,860 oz in the first three quarters of 2009. Plant throughput for the 2010 period was 220,262 tonnes at an average grade of 330 gpt of silver and 0.77 gpt of gold as compared to 159,800 tonnes at an average grade of 318 gpt of silver and 0.63 gpt of gold during the same period in 2009. The increase in production was primarily due to the increase in plant throughput with Guanacevi experiencing a 38% increase.

Silver grades were 4% higher and gold grades were 22% higher in the first nine months of 2010 compared to the same period in 2009, due to higher grade ores.

Guanajuato Mines Production Results

Q3, 2010 compared to Q3, 2009

Silver production for Q3, 2010 was 211,632 ounces, an increase of 4%, compared to 204,294 oz in Q3, 2009. Gold production was 3,060 oz, an increase of 23% compared to 2,495 oz. Plant throughput was 51,560 tonnes at average grades of 177 gpt silver and 2.45 gpt gold as compared to 38,485 tonnes at average grades of 206 gpt silver and 2.45 gpt gold. The increased silver and gold production is attributable to a 34% increase in throughput at the Guanajuato mine due to the development of the new Lucero vein and higher metal prices allowed mining of lower grade material.

Silver grades were 14% lower and gold grades were the same in Q3, 2010 compared to Q3, 2009 primarily due to changes in ore-types being processed. Silver and gold recoveries were 10% and 8% lower, respectively, again related to differences in ore-types being processed.

Q3, 2010 compared to Q2, 2010

Silver production for Q3, 2010 was 211,632 oz, which is 4% higher than the 204,054 oz produced in the second quarter. Gold production was 3,060 oz, an increase of 7% compared to 2,858 oz in second quarter. Plant throughput increased 7% to 51,560 tonnes at average grades of 177 gpt silver and 2.45 gpt gold as compared to 48,124 tonnes at average grades of 166 gpt silver and 2.14 gpt gold. Silver and gold grades increased by 7% and 14% respectively in Q3, 2010 compared to Q2, 2010 whereas silver and gold recoveries decreased by 9% and 13% respectively as a result of introducing new ores at the Guanajuato plant. We are working with a consulting group to try and increase recoveries again to previous levels.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

YTD 2010 compared to YTD 2009

Silver production for the first three quarters of 2010 was 607,100 oz, an increase of 13% compared to 536,314 oz in the first three quarters of 2009. Plant throughput for the 2010 period was 143,125 tonnes at an average grade of 171 gpt of silver and 2.30 gpt of gold as compared to 109,545 tonnes at an average grade of 193 gpt of silver and 2.04 gpt of gold during the same period in 2009. The increase in production was primarily due to the increase in plant throughput with Guanajauto experiencing a 31% increase, offset by lower silver grades. Silver grades were 12% lower and gold grades were 13% higher in the first three quarters of 2010 compared to the same period in 2009, due to the difference in the ore types being processed.

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2010
Q1, Year: 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	5.94	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	5.93	81.35
Q4, 2010
YTD 2010	363,387	267	1.37	2,389,703	12,842	76.5	80.5	6.08	82.58
Production 2009
Q1,Year:2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.04	78.14
Production 2008
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01	84.75
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62	75.96
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55	80.11
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43	81.25
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03	80.42

Q3, 2010 : Q3, 2009	36%	-2%	2%	20%	28%	-7%	-8%	14%	3%

Q3, 2010 : Q2, 2010	2%	-1%	10%	-4%	3%	-5%	-8%	0%	-6%

YTD 2010 : YTD 2009	35%	0%	14%	31%	47%	-3%	-6%	-6%	6%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Comparative Table of Guanacevi Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.11	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	8.47	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.55	94.71
Q4, 2010
YTD 2010	220,262	330	0.77	1,782,603	4,424	76.2	81.0	8.38	94.61
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81	81.41
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	9.21	96.86
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3	89.8	8.32	90.82
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7	75.9	7.00	89.68
Total	230,632	322	0.80	1,870,337	4,877	78.3	84.3	7.99	89.80
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61	75.47
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92	71.51
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66	83.68
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37	84.00
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60	78.44

Q3, 2010 : Q3, 2009	37%	3%	12%	28%	39%	-6%	-7%	3%	4%

Q3, 2010 : Q2, 2010	-1%	-2%	-4%	-6%	-4%	-3%	1%	1%	-6%

YTD 2010: YTD 2009	38%	4%	22%	39%	55%	-3%	-8%	-1%	5%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Comparative Table of Guanajuato Mine Operations
Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010
YTD 2010	143,125	171	2.30	607,100	8,416	77.5	80.3	(0.67)	64.07
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90	64.75
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38	53.68
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)	61.95
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)	62.24
Total	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01	60.71
Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58	151.80
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75	89.70
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22	73.12
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90	76.47
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79	85.64

Q3, 2010 : Q3, 2009	34%	-14%	0%	4%	23%	-10%	-8%	-27%	0%

Q3, 2010 : Q2, 2010	7%	7%	14%	4%	7%	-9%	-13%	-25%	-4%

YTD 2010 : YTD 2009	31%	-12%	13%	13%	44%	-1%	-4%	-136%	7%

Cash Operating Costs and Direct Costs (Non-GAAP Measures)

Cash operating cost per oz and direct cost per tonne are non-GAAP measures commonly reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and is therefore may not be comparable to similar measures presented by other issuers. The cash operating cost and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of throughput as cost of sales net of change in inventories and cash operating cost per oz of silver produced as cost of sales, net of changes in inventories, changes in by-product inventories, gold credits and royalties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$30,291		$10,858	$10,267	$9,166
Add/(Subtract):
Change in Inventories	$(282)		$(559)	$468	$(191)
Direct Costs	$30,009	$-	$ 10,299	$10,735	$8,975
Add/(Subtract):
Royalties	$(890)		$(147)	$(515)	$(228)
Change in By-Product Inventories	$(124)		$(1,075)	$(70)	$1,021
By-Product gold sales	$(14,613)		$(4,401)	$(5,292)	$(4,920)
Cash Operating Costs	$14,382	$-	$ 4,676	$4,858	$4,848
Throughput tonnes	363,387		126,599	123,825	112,963
Ozs Produced	2,389,704		797,054	826,439	766,211
Ozs Payable	2,365,805		789,080	818,176	758,549
Direct Cost per Tonne US$	$82.58		$81.35	$86.69	$79.45
Cash Operating Cost Per Oz US$ *	$6.08		$5.93	$5.94	$6.39

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$21,625		$8,163	$7,300	$6,162
Add/(Subtract):
Change in Inventories	$(786)		$(1,056)	$316	$(46)
Direct Costs	$20,839	$-	$7,107	$7,616	$6,116
Add/(Subtract):
Royalties	$(890)		$(147)	$(515)	$(228)
Change in By-Product Inventories	$91		$(255)	$63	$283
By-Product gold sales	$(5,255)		$(1,751)	$(1,948)	$(1,556)
Cash Operating Costs	$14,785	$-	$4,954	$5,216	$4,615
Throughput tonnes	220,262		75,039	75,701	69,522
Ozs Produced	1,782,604		585,422	622,385	574,797
Ozs Payable	1,764,776		579,566	616,161	569,049
Direct Cost per Tonne US$	$94.61		$94.71	$100.61	$87.97
Cash Operating Cost Per Oz US$ *	$8.38		$8.55	$8.47	$8.11

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$8,666		$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	$504		$497	$152	$(145)
Direct Costs	$9,170	$-	$3,192	$3,119	$2,859
Add/(Subtract):
Royalties	$-		$-	$-	$-
Change in By-Product Inventories	$(215)		$(820)	$(133)	$738
By-Product gold sales	$(9,358)		$(2,650)	$(3,344)	$(3,364)
Cash Operating Costs	$(403)	$-	$(278)	$(358)	$233
Throughput tonnes	143,125		51,560	48,124	43,441
Ozs Produced	607,100		211,632	204,054	191,414
Ozs Payable	601,029		209,514	202,015	189,500
Direct Cost per Tonne US$	$64.07		$61.91	$64.81	$65.81
Cash Operating Cost Per Oz US$ *	($0.67)		($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2009):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$29,478	$11,439	$6,516	$5,640	$5,883
Add/(Subtract):
Change in Inventories	$594	$(2,308)	$844	$1,538	$520
Direct Costs	$30,072	$9,131	$7,360	$7,178	$6,403
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in By-Product Inventories	$(1,648)	$807	$(1,398)	$(1,003)	$(54)
By-Product gold sales	$(12,071)	$(6,141)	$(2,263)	$(1,820)	$(1,847)
Cash Operating Costs	$15,533	$3,824	$3,403	$4,021	$4,285
Throughput tonnes	384,827	115,482	93,276	90,338	85,731
Ozs Produced	2,598,518	779,344	661,903	584,486	572,785
Ozs Payable	2,572,533	771,552	655,284	578,641	567,056
Direct Cost per Tonne US$	$78.14	$79.07	$78.91	$79.46	$74.69
Cash Operating Cost Per Oz US$ *	$6.04	$4.96	$5.19	$6.95	$7.56

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$20,255	$8,142	$4,908	$3,782	$3,423
Add/(Subtract):
Change in Inventories	$455	$(1,790)	$68	$1,442	$735
Direct Costs	$20,710	$6,352	$4,976	$5,224	$4,158
Add/(Subtract):
Royalties	$(820)	$27	$(296)	$(334)	$(217)
Change in By-Product Inventories	$(661)	$188	$(24)	$(676)	$(149)
By-Product gold sales	$(4,427)	$(2,495)	$(885)	$(423)	$(624)
Cash Operating Costs	$14,802	$4,072	$3,771	$3,791	$3,168
Throughput tonnes	230,632	70,832	54,791	53,936	51,073
Ozs Produced	1,870,337	587,477	457,609	415,775	409,476
Ozs Payable	1,851,634	581,603	453,033	411,617	405,381
Direct Cost per Tonne US$	$89.80	$89.68	$90.82	$96.86	$81.41
Cash Operating Cost Per Oz US$ *	$7.99	$7.00	$8.32	$9.21	$7.81

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$9,223	$3,297	$1,608	$1,858	$2,460
Add/(Subtract):
Change in Inventories	$138	$(518)	$776	$96	$(216)
Direct Costs	$9,361	$2,779	$2,384	$1,954	$2,244
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in By-Product Inventories	$(987)	$619	$(1,374)	$(327)	$95
By-Product gold sales	$(7,644)	$(3,646)	$(1,378)	$(1,397)	$(1,223)
Cash Operating Costs	$730	$(248)	$(368)	$230	$1,116
Throughput tonnes	154,195	44,650	38,485	36,402	34,658
Ozs Produced	728,181	191,867	204,294	168,711	163,309
Ozs Payable	720,899	189,949	202,251	167,024	161,675
Direct Cost per Tonne US$	$60.71	$62.24	$61.95	$53.68	$64.75
Cash Operating Cost Per Oz US$ *	$1.01	($1.31)	($1.82)	$1.38	$6.90

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2008):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$27,802	$7,226	$7,648	$6,361	$6,567
Add/(Subtract):
Change in Inventories	$520	$162	$100	$201	$57
Direct Costs	$28,322	$7,388	$7,748	$6,562	$6,624
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in By-Product Inventories	$(347)	$(315)	$-	$(5)	$(27)
By-Product gold sales	$(6,383)	$(1,742)	$(1,821)	$(1,473)	$(1,347)
Cash Operating Costs	$20,785	$5,067	$5,850	$4,886	$4,982
Throughput tonnes	352,196	90,927	96,721	86,391	78,157
Ozs Produced	2,343,455	696,615	625,094	517,077	504,669
Ozs Payable	2,300,640	682,401	612,465	507,993	497,781
Direct Cost per Tonne US$	$80.42	$81.25	$80.11	$75.96	$84.75
Cash Operating Cost Per Oz US$ *	$9.03	$7.43	$9.55	$9.62	$10.01

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$19,950	$4,983	$5,376	$4,467	$5,124
Add/(Subtract):
Change in Inventories	$104	$(132)	$(22)	$201	$57
Direct Costs	$20,054	$4,851	$5,354	$4,668	$5,181
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in By-Product Inventories	$(91)	$(59)	$-	$(5)	$(27)
By-Product gold sales	$(3,336)	$(769)	$(824)	$(764)	$(979)
Cash Operating Costs	$15,820	$3,759	$4,453	$3,701	$3,907
Throughput tonnes	255,656	57,750	63,979	65,276	68,651
Ozs Produced	1,858,937	515,407	465,661	419,245	458,624
Ozs Payable	1,840,348	510,253	461,004	415,053	454,038
Direct Cost per Tonne US$	$78.44	$84.00	$83.68	$71.51	$75.47
Cash Operating Cost Per Oz US$ *	$8.60	$7.37	$9.66	$8.92	$8.61

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$7,852	$2,243	$2,272	$1,894	$1,443
Add/(Subtract):
Change in Inventories	$416	$294	$122	$-	$-
Direct Costs	$8,268	$2,537	$2,394	$1,894	$1,443
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in By-Product Inventories	$(256)	$(256)	$-	$-	$-
By-Product gold sales	$(3,047)	$(973)	$(997)	$(709)	$(368)
Cash Operating Costs	$4,965	$1,308	$1,397	$1,185	$1,075
Throughput tonnes	96,540	33,177	32,742	21,115	9,506
Ozs Produced	484,518	181,208	159,433	97,832	46,045
Ozs Payable	460,292	172,148	151,461	92,940	43,743
Direct Cost per Tonne US$	$85.64	$76.47	$73.12	$89.70	$151.80
Cash Operating Cost Per Oz US$ *	$10.79	$7.60	$9.22	$12.75	$24.58

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Exploration Activities

In Q3, 2010exploration was focused on drilling (11,580 meters in 52 holes), sampling and mapping of three prospective targets at the two operating mines (Guanacevi, Guanajuato) and four exploration projects (Parral, San Sebastian, Arroyo Seco and El Toro) in Mexico.

At Guanacevi, mapping and sampling of numerous mineralized silver-gold vein structures continued from Q2, 2010, while drilling started on the Epsilon and La Blanca areas, with results pending. Endeavour acquired three new properties in the San Pedro area of Guanacevi in Q3, 2010 and identified three new high grade, silver-gold veins. Sampling highlights include 1,100 gpt silver and 3.31 gpt gold over a 1.0 meter true width in the La Blanca vein; 272 gpt silver and 0.44 gpt gold over 4.0 meter true width in the Mi Nina vein; and grab samples assaying up to 578 gpt silver in the San Joacquin vein Additional property acquisitions are underway at San Pedro, and drilling is expected to continue until mid December. A total of 1 core hole was drilled during the third quarter.

At Guanajuato, exploration drilling south of the Bolanitos mine connected the Lucero Extension and Lucero South mineralized zones, thereby extending the high grade, silver-gold mineralization in the Lucero vein a full 950 min length. The Company also discovered two new high grade silver-gold veins called Karina and Fernanda located in the footwall of the Lucero vein. A total of 23 core holes were drilled during the third quarter. Work has started on the Belen property acquired in Q2, 2010 but drilling is not scheduled to commence until Q1, 2011.

At the Parral project in Chihuahua, the drilling program was completed, metallurgical testing and resource modelling is on-going, and the Company has commenced the preliminary economic assessment, expected to be completed in Q1, 2011. A total of 6 core holes were drilled during the third quarter and results are pending.

A Phase 1 mapping and sampling program has been completed at the San Sebastian project in Jalisco and a Phase 2 drilling program is being developed to commence Q4, 2010.

A small exploration program at Arroyo Seco is underway. To date 10 holes have been completed stepping out from the drill holes completed in 2008, and assays are pending.

At El Toro, mapping, sampling and trenching were carried out to identify targets, the drill program of 12 core holes is almost complete, and assays are pending.

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Nine months ended September 30, 2010 compared with the nine months ended September 30, 2009

For the nine months ended September 30, 2010, the Company’s Mine Operating Earnings were $17.4 million (2009: $1.8 million) on Sales of $58.0 million (2009: $26.5 million) with Cost of Sales of $30.3 million (2009: $18 million) and Depreciation and Depletion of $10.3 million (2009: $6.7 million).

Operating Earnings were $5.7 million (2009: loss of $4.3 million) after Exploration costs of $3.4 million (2009: $1.2 million), General and Administrative costs of $3.5 million (2009: $3.0 million), Accretion of Convertible Debentures of $1.1 million (2009: $1.0 million) and Stock Based Compensation costs of $3.7 million (2009: $0.9 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Earnings Before Taxes were $7.1 million (2009: Loss Before Taxes of $5.1 million) after Foreign Exchange Gain of $0.2 million (2009: Foreign Exchange Loss of $1.0 million), $0.2 million Gain on Marketable Securities (2009: $Nil), a Mark to Market Gain on redemption call option of $0.7 million (2009: $Nil), which relates to the change in fair value of the redemption call option of the convertible debt, and Investment and Other Income of $0.3 million (2009: $0.2 million). The Company realized Net Earnings for the period of $1.4 million (2009: Net Loss of $5.1 million) after an Income Tax Provision of $5.7 million (2009: Recovery of $12 thousand).

Sales of $58.0 million for the period represent a 119% increase over the $26.5 million for the same period in 2009 due to increased production as well as increased realized silver and gold prices during the year. During the period, the Company sold 2,409,635 ounces of silver and 12,393 oz gold, for realized prices of $18.02 and $1,179 respectively as compared to sales of 1,488,482 oz silver and 6,292 oz gold for realized prices of $13.83 and $943 respectively in the same period of 2009. The realized prices of $18.02 for silver and $1,179 for gold are consistent with the average spot prices of $18.08 and $1,178. The Company also accumulated 103,658 silver oz as concentrate finished goods at September 30, 2010 as compared to 384,343 silver oz at September 30, 2009. The cost allocated to these Finished Goods is $2.2 million compared to $5.0 million at September 30, 2009.

Cost of Sales for the period was $30.3 million, an increase of 68% over the Cost of Sales of $18 million for the same period of 2009. The 68% increase in the cost of sales is primarily a result of the Company’s rising production, offset by the improved productivity at the Guanacevi and Guanajuato mines. Depreciation and Depletion was $10.3 million, an increase of 54% compared to $6.7 million for 2009, primarily due to increased production and increased capital asset balances due to capital investments made during 2009 and 2010.

Exploration expenses increased to $3.4 million from $1.2 million in first nine months of 2009 reflecting the Company’s increase in exploration activities during the period. In early 2009, exploration activities were curtailed to conserve cash and focus on mine development and capital expenditures whereas for 2010 the Company is pursuing a more aggressive exploration program. General and Administrative expenses increased by 17% to $3.5 million for the period as compared to $3.0 million in 2009 primarily due to additional legal, insurance and investor relations costs and an increase in the foreign exchange translation of Canadian dollar denominated expenses. The Company recognized $1.1 million on accretion of convertible debentures compared to $1.0 million in 2009. As the debentures were not issued until February 2009 there is approximately two months were there was no expense in 2009. Stock-based compensation for the nine month period in 2010 was $3.7 million compared to $0.9 million in 2009. The increase is primarily due to a large number of non-vested shares being cancelled in 2009 and the 2010 options being granted at a higher exercise price, which increases the valuation under the Black Scholes option pricing model.

The Company experienced a Foreign Exchange Gain of $0.2 million as compared to a Loss of $1.0 million for the same period in 2009. The $0.2 gain is primarily due to the increase to the strengthening of the Canadian Dollar against the US Dollar resulting in higher valuations on the Canadian Dollar cash accounts, which had significantly higher balances during 2010, offset by the increased value of the Canadian Dollar-denominated Convertible Debt.

There was a Mark to Market Gain on Redemption Call option of $0.7 million (2009: $Nil) relating to the Company’s redemption call option on the convertible debt. This amount represents the increase in the estimated value of the redemption call option based on current market conditions and there was no amount for 2009 as the redemption call option on the convertible debt, which was issued in February 2009, was deemed to have no material fair value until late in 2009. Investment and other income increased to $0.3 million in 2010 from $0.2 million 2009. There was an Income Tax Provision of $5.7 million as compared to a recovery of $12 thousand for the same period in 2009. The change in the income tax provision is largely due to the increased profitability of the Company.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Three months ended September 30, 2010 compared with the three months ended September 30, 2009

For the three months ended September 30, 2010, the Company’s Mine Operating Earnings were $5.2 million (2009: $1.3 million) on Sales of $20.1 million (2009: $9.8 million) with Cost of Sales of $10.9 million (2009: $6.5 million) and Depreciation and Depletion of $4.0 million (2009: $2.0 million).

Operating Earnings were $1.3 million (2009: loss of $1.0 million) after Exploration costs of $1.2 million (2009: $0.6 million), General and Administrative costs of $1.1 million (2009: $1.0 million), Accretion of Convertible Debentures of $0.2 million (2009: $0.4 million) and Stock Based Compensation costs of $1.4 million (2009: $0.3 million).

Earnings Before Taxes were $2.2 million (2009: Loss Before Taxes of $1.7 million) after Foreign Exchange Gain of $0.2 million (2009: Loss of $0.7 million), a $0.2 million realized Gain on Marketable Securities (2009: $Nil), a Mark to Market Gain on redemption call option of $0.4 million (2009: $Nil), which relates to the redemption call option of the convertible debt, and Investment and Other Income of $0.1 million (2009: $43 thousand). The Company realized Net Earnings for the period of $0.1 million (2009: Net Loss of $1.5 million) after an Income Tax Provision of $2.1 million (2009: Recovery of $0.2 million).

Sales of $20.1 million for the period represent a 105% increase over the $9.8 million for the same period in 2009 due to increased production as well as increased realized silver and gold prices during the period. During the quarter, the Company sold 849,858 ounces of silver and 3,550 oz gold, for realized prices of $18.46 and $1,240 respectively as compared to sales of 525,191 oz silver and 2,277 oz gold for realized prices of $14.34 and $994 respectively in the same period of 2009. The realized prices of $18.46 for silver was slightly lower than the quarterly average spot price of $18.96 and the realized price for gold of $1,240 was slightly higher than the quarterly average spot price of $1,226 due to the timing of the sales.

Cost of Sales for the quarter was $10.9 million, an increase of 68% over the Cost of Sales of $6.5 million for 2009. The 68% increase in the cost of sales is primarily a result of the Company’s rising production, offset by the improved productivity at the Guanacevi and Guanajuato mines. Depreciation and Depletion was $4.0 million, an increase of 100% compared to $2.0 million for the same period in 2009, primarily due to increased production and increased capital asset balances due to capital investments made during 2009 and 2010.

Exploration expenses increased to $1.2 million in Q3, 2010 from $0.6 million in Q3, 2009 reflecting the Company’s increase in exploration activities during the current period. In early 2009 exploration activities were quite low to conserve cash and focus on mine development and capital expenditures. General and Administrative expenses increased by 10% to $1.1 million for the quarter as compared to $1.0 million in 2009 primarily due to additional legal, insurance and investor relations costs and an increase in the foreign exchange translation of Canadian dollar denominated expenses. The Company recognized $0.2 million on accretion of convertible debentures compared to $0.4 million in 2009. The decrease in the accretion expense in 2010 is due to the reduction in outstanding debt being accreted. Stock-based compensation for the three month period in 2010 was $1.4 million compared to $0.3 million in 2009. The increase is primarily due to the timing of options granted in 2010, where more were granted earlier in the year in 2010 and the 2010 options being granted at a higher exercise price, which increases the valuation under the Black Scholes option pricing model.

The Company experienced a Foreign Exchange Gain of $0.2 million as compared to a Foreign Exchange Loss of $0.7 million for the same period in 2009. The Q3, 2010 gain is primarily due to the weakening of the US Dollar against the Canadian Dollar resulting in higher valuations on the Canadian Dollar cash accounts, which had significantly higher balances during 2010, offset by the increased value of the Canadian Dollar-denominated Convertible Debt.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

There was a Mark to Market Gain on Redemption Call option of $0.4 million (2009: $Nil) relating to the Company’s redemption call option on the convertible debt. This amount represents the increase in the estimated value of the call option based on the current market conditions and the redemption options on the convertible debt, was deemed to have no material fair value in the prior year. Investment and other income increased to $0.1 million in 2010 from $43 thousand in 2009 primarily as a result of increased interest income due to higher cash balances. There was an Income Tax Provision of $2.1 million as compared to a recovery of $0.3 million in Q3, 2009. The change in the income tax provision is largely due to the increased profitability of the Company.

Summary of Quarterly Results

(in US$000s	Dec 31, 2010 Period End			Dec. 31, 2009 Period End				Dec. 31, 2008 Period End
except per share amounts)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Total Revenues	$20,091	$19,692	$18,252	$24,250	$9,796	$8,236	$8,487	$7,900
Cost of Sales	$10,858	$10,267	$9,166	$11,439	$6,516	$5,640	$5,883	$7,226
Depreciation, Depletion & Accretion	$3,977	$3,028	$3,301	$4,563	$1,997	$2,414	$2,290	$2,551
Mine Operating Earnings / (Loss)*	$5,256	$6,397	$5,785	$8,248	$1,283	$182	$314	$(1,877)

Net income (loss):
(i) Total	$127	$(412)	$1,720	$3,133	$(1,487)	$(1,832)	$(1,740)	$(5,149)
(ii) Basic per share	$0.00	$(0.01)	$0.03	$0.06	$(0.03)	$(0.04)	$(0.03)	$(0.11)
(iii) Diluted per share	$0.00	$(0.01)	$0.03	$0.06	$(0.03)	$(0.04)	$(0.03)	$(0.11)

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Quarterly Trends and Analysis

In the 4th Quarter of 2008 the Company realized higher production output due to improved grades and recoveries at Guanacevi and greater output at Guanajuato. However the production increase was significantly offset by the drop in the silver price during the fourth quarter. The decrease in production costs is attributed to the significant depreciation of the Mexican peso. The Company’s largest production cost is labour, therefore any change in the valuation of the local currency directly impacts our production costs. Subsequent to December 31, 2008, the Mexican Peso continued its depreciation against the US dollar, further reducing the US dollar production costs of both mines.

In the 1st Quarter of 2009, the Company’s decrease in production was offset by improved silver and gold prices compared to prior quarter. The Company’s operating costs continued to benefit from the depreciation of the Mexican Peso against the US dollar, while General and Administrative costs reported also benefited from the depreciation of the Canadian dollar against the US dollar.

In the 2nd Quarter of 2009, the Company experienced a slight increase in production over the previous quarter but the significant increase in finished goods inventory at the end of the period resulted in decreased sales revenue. The Company’s operating costs also decreased from the previous quarter accordingly.

In the 3rd Quarter of 2009, the Company experienced a 13% increase in production over the previous quarter. There was an increase in sales due to both an increase in sold ounces and more robust silver and gold prices during the period, with a corresponding increase in operating costs. The increase in sales was in addition to a further increase in finished goods inventory from the prior quarter.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

In the 4th Quarter of 2009, the Company had a significant increase in sales over previous quarters. The increase in sales is due to 3 main factors: an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. During the Q4, 2009, there was an increase in production of 18% for silver and 27% for gold over the previous quarter and more robust silver and gold prices. The Company also accumulated a large finished goods inventory at September 30, 2009 which was converted to sales during Q4, 2009 resulting in a significant increase in cost of sales and depreciation and depletion for the quarter.

In the 1st Quarter of 2010, the Company continued to experience an increase in sales over previous quarters, with the exception of Q4, 2009 where sales reflected the realization of the sale of a large finished goods balance produced in Q3, 2009. Silver production experienced a 2% decrease from Q4, 2009 but was a significant increase compared to prior periods.

In the 2nd Quarter of 2010, the Company continued to experience an increase in sales over the previous quarter, with the Company achieving the highest quarterly production to date with a robust silver price. Silver production experienced a 41% increase from the same period in 2009 and an 8% increase from Q1, 2010. The Company experienced a $0.4 million net loss during the quarter as compared to net income of $1.7 million in the first quarter of 2010 primarily due to the $1.0 million in additional stock-based compensation, $0.5 million in additional exploration expenditures and a $0.5 million foreign exchange loss experienced during the quarter.

In the 3rd Quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust. The Company experienced net income of $0.1 million as compared to a net loss of $0.4 million in the previous quarter, primarily due to reductions in exploration and stock-based compensation expenses totalling $0.5 million.

Selected Annual Information

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Revenue	$50,769	$39,302	$32,319

Net loss:
(i) Total	$(1,926)	$(18,004)	$(12,202)
(ii) Basic per share	$(0.04)	$(0.37)	$(0.27)
(iii) Diluted per share	$(0.04)	$(0.37)	$(0.27)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2009	2008	2007
Total assets	$105,881	$67,292	$82,151
Total long-term liabilities	$18,240	$5,481	$6,646

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., Aztec Metals Corp. (“Aztec”) and Parallel Resources Ltd, who are related party companies, and from time to time Endeavour will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has $277,000 receivable related to administration costs outstanding as of September 30, 2010. (December 31, 2009 – $133,000).

During the nine months ended September 30, 2010, the Company paid $115,000 for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. The Company has an $51,000 payable related to legal costs outstanding as of September 30, 2010 (December 31, 2009 $5,000)

The Company has $113,000 receivable from Aztec related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of September 30, 2010 (December 31, 2009 - $110,000).

Update on Use of Proceeds from Recent Financings

On October 7, 2009, the Company received net proceeds of Cdn$17.3 million from a prospectus offering of units. Based on the October 7, 2009 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9417, this amount was equivalent to US$16.4 million. As disclosed in the Company’s short form prospectus dated September 28, 2009, US$12 million of the net proceeds from this offering were intended to be used for capital expenditures and exploration drilling at the Guanacevi and Guanajuato Mines projects as set out in the table below, with the balance of US$4.4 million to be used for working capital.

Planned expenditures for mine development were to be funded first from the financing proceeds and subsequently by operating cash flow and as of Q1, 2010 the allocated amounts have been fully utilized and any additional expenditures have been financed from operating cash flows. The miscellaneous equipment planned for Guanajuato has been fully purchased and is under budget by $210,000 due to lower than anticipated costs. The planned exploration drilling for the Porvenir Cuatro, Santa Fe & Noche Buena areas of Guanacevi and the South Bolanitos and North Cebada areas of Guanajuato have been completed with no material variance. The expenditures on the plant refurbishment and equipment at Guanacevi are higher the planned expenditures by $78,202 as at September 30, 2010, with additional work still to be completed. Expenditures have been higher than budgeted for the crusher and leach-ccd and the work on the electrical substation still ongoing. The estimated cost for the crusher was $800,000 but expenditures have totalled $1.3 million. The cost overruns for the crusher are primarily due to a longer than anticipated time frame for completion, additional removal and fill costs for the foundation, additional geotechnical support costs and higher than anticipated costs for the hilficher walk. The estimated cost for the leach-ccd was $1.36 million but expenditures have totalled $1.5 million. The cost overruns for the leach-ccd are due to the replacement requiring a slightly longer time frame and there was more material than estimated that required extraction from the tanks. The Guanacevi plant refurbishment and expansion program, the exploration drilling program at the Porvenir Mine area in Guanacevi and exploration drilling at the North Bolanitos area at Guanajuato are all scheduled for completion in the final quarter of 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Guanacevi and Guanajuato Mines Capital Expenditures	Expected (US$)	Actual (US$)	Variance (US$)
Mine Development - Guanacevi	$3,000,000	$3,000,000	$ -
Mine Development - Guanajuato	1,000,000	1,000,000	-
Plant Refurbishment & equipment – Guanacevi & Guanajuato	3,000,000	3,078,202	(78,202)
Miscellaneous Equipment - Guanajuato	1,000,000	790,000	210,000
Exploration drilling – Guanacevi (Porvenir Cuatro)	600,000	643,160	(43,160)
Exploration drilling – Guanacevi (Santa Fe)	200,000	206,975	(6,975)
Exploration drilling – Guanacevi (Noche Buena)	600,000	620,927	(20,927)
Exploration drilling – Guanacevi (Porvenir Mine)	600,000	572,708	27,292
Exploration drilling – Guanajuato (South Bolanitos)	800,000	806,573	(6,573)
Exploration drilling – Guanajuato (North Cebada)	900,000	940,826	(40,826)
Exploration drilling – Guanajuato (North Bolanitos)	300,000	0	300,000
Total	$12,000,000	$11,659,371	$ 340,629

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased by $7.1 million from $26.7 million at December 31, 2009 to $19.6 million at September 30, 2010. The Company had working capital of $42.5 million at September 30, 2010 (December 31, 2009 - $38.8 million). The decrease in cash and cash equivalents of $7.1 million is primarily due to the $22.8 million used for capital investments made in property, plant and equipment, $1.0 million invested in marketable securities and $1.0 million paid in interest offset by the $11.2 million provided by operating activities, $3.2 million in proceeds received on the sale of marketable securities and $3.4 million in proceeds on the exercise of stock options and share purchase warrants. The $3.7 million increase in working capital is primarily a result of the $9.9 million increase in accounts receivable and prepaid amounts, a $4.9 million increase in inventory, a $0.7 million increase in Notes receivable and a $0.2 million in related party receivables less a $7.1 million decrease in cash and cash equivalents, $2.0 million decrease in marketable securities and $2.9 million increase in current liabilities.

Operating activities provided $11.2 million during the nine months ended September 30, 2010 compared to providing $1.8 million during the same period in 2009. The major non-cash adjustments to net income of $1.4 million were non-cash charges for depreciation, depletion of $10.3 million, stock-based compensation of $3.7 million, accretion charge on convertible debentures of $1.1 million, a future income tax expense of $5.6 million, a mark to market gain on redemption call option of $0.7 million and an increase in non-cash working capital of $10.0 million. The increase in non-cash working capital is primarily due to increased accounts receivable and prepaids and increased inventories offset by increased accounts payable and accrued liabilities and income taxes payable.

Investing activities during the period used $20.6 million as compared to $12.1 million in the same period of 2009. Investments in property, plant and equipment were $22.8 million compared to $11.3 million and during the current period there was $3.2 million received on the sale of marketable securities and $1.0 invested in marketable securities.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

The Company invested $25 million in property, plant and equipment during the nine ended September 30, 2010, of which $22.8 million was paid in cash, and $2.2 million was settled through common shares. Approximately $17.5 million was invested at Guanacevi with $9.9 million spent on mine development, $5.5 million was spent on the plant, including $1.2 million spent on the tailings facility and $4.3 million spent on the plant expansion project which includes the upgrade to the crushing circuit, $1.9 million on mine equipment and $0.2 million in vehicles. A total of $7.5 million was invested at Guanajuato with $5.9 million spent on mine development, $0.2 million on various plant projects, $1.3 million on mine equipment and $0.1 million spent on vehicles. The $2.3 million settled through common shares was for property acquisition costs.

Financing activities during the year to date generated $2.4 million as compared to $9.9 million during the same period in 2009. During the current period, there was $2.9 million realized from the exercise of 1,652,100 stock options, $0.5 million realized from the exercise of 592,743 share purchase warrants and $1.0 million interest paid on the Convertible Debentures. During 2009, the financing activities were primarily due to the issuance of convertible debentures.

As at September 30, 2010, the Company’s issued share capital was $128.3 million representing 69,757,153 common shares compared to $112.2 million representing 60,626,203 common shares at December 31, 2009. Of the 9,130,950 common shares issued during the period, 6,658,382 were issued upon conversion of convertible debentures, 1,293,900 were issued upon stock option exercises, 370,594 were issued on exercise of warrants, 642,204 were issued on the acquisition of a mineral property, 29,000 were issued under the Company’s stock bonus plan and 136,870 were issued upon the exercise of stock options as share appreciation rights.

As at September 30, 2010, the Company had 5,095,600 options to purchase common shares outstanding with a weighted average exercise price of Cdn$3.09 and had 8,767,414 share purchase warrants outstanding with a weighted average exercise price of Cdn$2.68.

At September 30, 2010 the Company held certain Notes with a market value of $3.2 million that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value CAN $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. See “Investment in Notes Receivable” for further detail.

Even though the Company generates significant mine operating cash flow, the Company has incurred significant operating losses to date. Management recognizes that the Company will need to grow its operations and/or generate additional financing resources in order to meet its planned business objectives in the long term. The Company has historically financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise equity financing, debt financing or the attainment of profitable operations.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV’s, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice our tax advisors and legal counsel, it’s the Company view it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80,000 for expenses for which the Company has made a provision, plus the estimated additional interest and penalties of $80,000 in the consolidated financial statements for the period ended September 30th, 2010. The Company has commenced the appeal process.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Refinadora Plata Guancevi SA de CV, a subsidiary of Endeavour, 2006 tax return is currently being audited by the fiscal authorities. The Company was delayed in providing certain requested documentation and the fiscal authorities froze the subsidiary’s bank accounts. The Company in consultation with external counsel, appealed the actions taken by the tax authorities through the federal circuit court which ruled the bank freeze was unconstitutional. After the ruling, the Company requested the court to instruct the authorities to unfreeze the bank accounts. The Company is waiting on the courts to instruct the authorities. The bank freeze has not affected the Company’s ability to carry on business. The continued freeze of the bank accounts will impact the timely collection of value added tax refunds.

Capital Requirements

The Company plans to invest a total of $29 million on capital projects in 2010, with the continued focus on refurbishing and expanding the Guanacevi plant, and developing mine access ramps at both operations.

At Guanacevi, $11.0 million is planned to develop the Santa Cruz and Porvenir Cuatro ore-bodies and extend access into both the North Porvenir and Porvenir Dos ore-bodies, $5.6 million is planned for a new crushing circuit, $1.0 million for tailings expansion and $5.0 million for various plant and mine equipment to facilitate the continued expansion at Guanacevi.

At Guanajuato, $3.0 million in planned to further develop the Lucero, Karina and Bolanitos veins, while $1.3 million is planned to purchase mine equipment and $1.6 million is for mine drilling to define the mineralization for mine planning. Efficiency upgrades at the plant are planned to enhance the recoveries for $0.5 million.

These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities, notes receivable (formerly asset backed commercial paper notes “ABCP Notes”), a promissory note and convertible debentures. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, promissory note and convertible debentures are designated as other financial liabilities and recorded at amortized cost. Marketable securities and ABCP are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and promissory note are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale marketable securities is determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

The fair value of the Notes Receivable (formerly ABCP Notes) is determined based on a market approach reflecting market value based on trade market bids and are classified as available for sale within Level 1 of the fair value hierarchy.

The fair values of the convertible debentures are determined as described under “Convertible Debentures” and are classified within Level 2.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, notes receivable and IVA receivable balance. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. After taking into account the Company’s holdings of cash equivalents, marketable securities and receivables, the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company’s financial instruments are subject to are foreign exchange risk and interest rate risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada subject it to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense is incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents and notes receivable.

With respect to financial liabilities, the convertible debentures and promissory note are not subject to interest rate risk given the fixed rate of 10% for both liabilities.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Investment in Notes Receivable (Previously “Asset Backed Commercial Paper”)

At September 30, 2010 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

$ 000's			CAN $	Sept 30, 2010	Dec 31, 2009
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,139	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	624	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	64	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	6	-
IA Tracking Class 15		BA - 0.5%	464	379	322
			$5,114	$3,212	$2,476

During the first quarter of 2010, the trade activity of the MAV II trust and the IA tracking note class 15 significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes on current market activity bids. Effective January 1, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes results in a gain of $736 during the nine month period ended September 30, 2010. The Notes are classified as Level 1 of the fair value hierarchy, a change from December 31, 2009 where the Notes were classified within the Level 2 fair value hierarchy, as the Company then used inputs other than quoted market prices included in Level 1 that were either directly or indirectly observable for the asset in estimating fair value.

In prior years, the Company estimated the value using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This resulted in an estimated fair value of $2,476,000 at December 31, 2009.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations recognized through other comprehensive income, unless they are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

Convertible Debentures

In February 2009, the Company issued Cdn $13,993,000 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each Cdn $1,000 Debenture, representing an initial conversion price of Cdn $1.90 per unit. Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than Cdn $2.85 per share.

As of August 26, 2010, the Company’s share price was greater than CAN $2.85 per share, therefore the Company provided redemption notice to all debenture holders providing ten business days to convert all outstanding debentures. At the time of notice there were 7,874 debentures remaining and subsequently were all converted for 4,144,189 common shares and 2,072,079 warrants. During fiscal 2010 a total of 6,658,382 common shares and 3,329,168 warrants were issued on conversion of convertible debentures.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

As the Debentures include both cash payment and equity conversion features, the gross proceeds were allocated between liability and equity elements. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

As at August 26, 2010, the redemption option was valued at $2,233,500 using a binomial lattice model with a volatility estimate of 65%, risk free rate of 1.8% and estimated borrowing rate of 11.2% over the life of the Debentures (December 31, 2009 - $2,693,000). The redemption option was designated as held for trading and market fluctuations were charged to operations. For the period ended September 30, 2010 a gain of $703,280 (September 30, 2009 - $Nil) was recorded, while on conversion of debentures $3,396,280 (September 30, 2009 -$Nil) was allocated to equity.

	CAN $	US $

Liability portion of convertible debentures
Opening balance at 12/31/09	8,549	8,149
Opening accrued interest	267	254
Accretion expense	1,126	1,088
Interest accrued	-	-
Interest paid	(1,010)	(989)
Conversion into common shares	(8,932)	(8,640)
Foreign exchange (gain)/loss on revaluation	-	138
Closing balance of liability portion	$-	$-

Equity portion of convertible debentures
Opening balance at 12/31/09	2,699	2,164
Conversion into common shares	(2,699)	(2,164)
Closing balance of equity portion	$-	$-

Redemption call option on convertible debentures
Opening balance at 12/31/09	2,825	2,693
Mark to market gain (loss) on redemption call option	687	703
Conversion into common shares	(3,512)	(3,396)
Closing balance of redemption call option on debentures	$-	$-

Contractual Obligations

The Company had the following contractual obligations at September 30, 2010:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$322	$258	$64	-	-
Promissory Note	337	231	106	-	-
Other Long-Term Liabilities	1,847	-	-	$656	$1,191
Total	$2,506	$489	$170	$656	$1,191

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Outstanding Share Data

As of November 8, 2010, the Company had the following items issued and outstanding:

  70,168,895 common shares
  4,799,600 options to purchase common shares with a weighted average exercise price of Cdn$3.15 expiring between September 7, 2010 and June 14, 2017.
  8,599,567 share purchase warrants with a weighted average exercise price of Cdn$2.69 expiring between October 7, 2011 and February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

OUTLOOK

Financial

In Q4, 2010, Endeavour anticipates its financial performance will reflect significantly higher anticipated silver and gold bullion prices, a moderate increase in production and lower cash costs. Cash operating costs should continue to trend downward toward the low $5.00 per oz range due to the completion of our 2010 capital expansion programs.

Production

Silver production remains slightly ahead of schedule for the year. Similar to 2009, the first two quarters of silver production in 2010 were scheduled to be relatively flat, as we focused on mine development and plant expansion capital programs. Silver production started rising again in the Third Quarter, 2010, as the new ore-bodies under development during the first half of the year at Guanacevi and Guanajuato entered into production.

Guanacevi mines production is scheduled to reach 1,000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd) in Q4, 2010. Guanacevi currently draws 80% of its ore production from the Porvenir Mine and the balance from Porvenir Dos. Both the Porvenir Cuatro and Santa Cruz access ramps were completed ahead of schedule, and both are now in ore development.. Work on the new crushing and other existing circuits at the Guanacevi plant is now substantially complete and the plant is nearing full production

At Guanajuato, the Lucero vein now contributes 80% of the ore production with the balance coming from Cebada and Bolanitos. With last year’s expansion of the Guanajuato plant capacity to 600 tpd, production is still climbing with the development of the ore zones on the Bolanitos and Lucero veins. Plant capacity is expected to be achieved when the new Lucero South access ramp is completed in Q4, 2010.

Exploration

Exploration expenses should remain constant into the Fourth Quarter, 2010 as Endeavour pushes ahead on its exploration programs at several projects. A total of 10,000 meters of core drilling is planned during the fourth quarter for Guanajuato, Guanacevi, and San Sebastian, as well as surface surveys and target definition work on other properties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

At Guanacevi, the next phase of diamond drilling will be carried out in the San Pedro area. At Guanajuato, drilling continues at Lucero South and will be initiated in the Bolañitos North area.

At Parral, drill results will be assessed and released shortly. At San Sebastian, a Phase 1 drill program will get underway in the Real Alto area to test several prospective targets.

At El Toro, machine trenching, rock sampling & diamond drilling has been completed and assays are pending. At Arroyo Seco, drill results should be released in during the fourth quarter.

SUBSEQUENT EVENTS

The Company made a formal offer to purchase all of the outstanding common shares of Cream Minerals Ltd. (“Cream”). The Company is offering Cream shareholders CAD $0.14 in cash or 0.02575 of a common share of the Company for each common share of Cream at the choice of Cream shareholders.. The offer is subject to certain customary conditions, including at least 50.1% of the Cream shares being deposited under the offer.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment on long lived assets

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Convertible Debt
We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as described in Note 10 to the interim Financial Statements. The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the estimated market rate for a similar liability without the conversion features. The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.

Future income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan which is described in Note 11(d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the nine months ended September 30, 2010 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also affect business activities such as certain contractual arrangements and compensation arrangements.

The Company has developed a conversion plan consisting of four key stages including; project planning and preliminary assessment, detailed assessment, design and implementation. The project planning and initial assessment stage has been completed. The initial assessment was completed with the assistance of external advisors and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the significant differences on the entity’s financial statements, thereby allowing the Company to focus the detailed assessment on the highest priority items.

The Company has commenced the design stage which includes completing an assessment of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage is proceeding concurrently with the detailed assessment and design stages and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

The Company has and continues to provide training seminars to its accounting staff and has hired additional accounting staff to assist with the transition. The Company continues to monitor the development of the standards as issued by the International Accounting Standards Board and to determine any impact on the assessments done to date. Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

The following table provides a summary of the key activities involved and the status of these activities:

Key Activities		Status

Financial Reporting
º	Identify key differences between IFRS and Canadian GAAP	º	Key differences between IFRS and Canadian GAAP have been identified
º	Analyze and select IFRS 1 elections available upon adoption	º	IFRS 1 elections have been analyzed and elections have been selected
º	Analyze IFRS accounting policies where alternatives are permitted and select appropriate alternative	º	Policy positions for key accounting differences have been completed
º	Quantify key differences for opening balance sheet	º	Quantification of key difference for the opening balance sheet is ongoing
º	Prepare IFRS 1 reconciliations	º	IFRS 1 reconciliations are ongoing
º	Prepare IFRS consolidated financial statements with prior year comparative information	º	Draft skeleton IFRS consolidation financial statements are in progress

Financial Information Systems
º	Create solution to capture IFRS information during 2010 while still reporting under Canadian GAAP	º	Solutions have been implemented for some of the areas with key differences with the remaining areas still in progress
º	Analyze information systems to determine changes required to capture IFRS information from January 2011 onward	º	Sufficient information systems are thought to be in place

Training
º	Provide technical training to key finance personnel	º	Key finance personnel have been and continue to be provided with training at various seminars and current published materials
º	Provide technical training to accounting personnel at all site locations	º	Key accounting personnel have also been attending IFRS seminars and specific training is ongoing

Business Activities
º	Assess impact of conversion on budgeting, forecasts and compensation arrangements	º	It is anticipated that there will be a minimal impact on these business activities but continuing re-assessment is be performed as the transition process progresses

Control Environment
º	Maintain effective controls over the IFRS conversion process	º	Key finance personnel meet regularly to ensure effective controls over the process are maintained
º	Revise internal controls for changes in processes as a result of the transition to IFRS	º	Further information needs to be gathered for the assessment of changes to internal controls for any changes in processes
º	Approval by Audit Committee	º	Approval by Audit Committee

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

The Company has identified the key areas noted below where changes in accounting policy are expected on the transition from Canadian GAAP to IFRS. These areas do not represent a complete list of expected changes. As we progress further into the implementation stage, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below are subject to change, upon review by the Company’s Audit Committee and external auditors.

First-time adoption of IFRS

The Company’s adoption of IFRS will require the application of “First-time adoption of International Financial Reporting Standards” (“IFRS 1”) which generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and specific mandatory exemptions. The following represents the optional exemptions that the Company expects to apply:

Share-based payments – IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS2 to only unvested stock options as at January 1, 2010 being the transition date and as such expects no material difference between Canadian GAAP and IFRS on transition.

Business Combinations – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Cumulative Translation Differences – IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company plans to elect this exemption and as such expects that the cumulative translation amount of $212,000 included in other comprehensive income will be reallocated to retained earnings.

Borrowing Costs – Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Decommissioning liabilities – IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply with these requirements for changes in such liabilities that occurred before the date of transition. The Company plans to elect this exemption.

Fair value as deemed cost – The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at opening balance sheet date. The Company expects to use historical cost for its assets.

Functional currency and foreign exchange translation

Canadian GAAP requires an entity to determine the functional currency of the parent company and then determine whether a subsidiary in an integrated or self sustaining entity. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities and as such anticipates no impact to financial reporting.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Share purchase warrants
Under IFRS, warrants denominated in a currency other than the functional currency of the issuer must be classified as liabilities and recognized at fair value with changes in fair value being recognized as a gain or loss. There is no such requirement under Canadian GAAP. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized as a gain or loss. The Company has completed its assessment of the impact for financial reporting and anticipates that it will recognize a liability of $10.3 million with $3.3 million being allocated to equity and $7.0 million allocated to retained earnings, effective January 1, 2010.

Mineral property, plant and equipment
IFRS requires entities to componentize all assets and record amortization on a component-by-component basis whereas under Canadian GAAP assets not required to be broken down by major component for calculation of amortization. The Company is currently completing an assessment on all long-lived assets for their major components in order to determine if a difference will exist between current Canadian GAAP values and IFRS values. At this time the Company anticipates no material impact.

Income Taxes
There are a number of GAAP differences related to income taxes with the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition. Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes area denominated and then converted to the accounting presentation currency at the current exchange rate. IFRS requires that deferred taxes be determined in an entity’s functional accounting currency. The different treatment under IFRS results in a measurement difference. The Company’s assessment of the impact on financial reporting is currently underway.

Provision for reclamation and rehabilitation
The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability re-measurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadioan GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date. The Company’s assessment of the impact on financial reporting is currently underway.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake impairment testing where there is an indication of impairment. There is a requirement under IFRS for impairment testing on the date of transition to IFRS.

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment if an indication of impairment exists. First the carrying value is compared to the undiscounted cash flows that the asset is expected to generate and if the undiscounted cash flows exceed the carrying amount no impairment is necessary. If the carrying amount exceeds the undiscounted cash flows, then the asset is written down to the estimated fair value, determined based on discounted cash flows.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2010
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 9, 2010

Under IFRS, if there is an indication of impairment the carrying value of the assets is compared to the recoverable amount with the recoverable amount being defined as the higher of the fair value of an asset or cash generating unit (“CGU”) and its value in use. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Value in use is the present value of the future cash flows expected to be derived from, an asset or CGU. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist.

As at the transition date, there were no indications of impairment for the Company’s assets. An impairment test has been done with no anticipated adjustment required.